Filed Pursuant to Rule 433
Registration Statement No. 333-140279
Filed March 4, 2008

The issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest in this offering, you should read the base prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov<http://www.sec.gov/>. Alternatively, RBS Greenwich Capital will arrange to send you the base prospectus at no charge if you request it by calling 1-866-884-2071 or emailing offeringmaterials@rbsgc.com.

This free writing prospectus consists of a transcript of an interview given by Larry A. Goldstone, President and Chief Executive Officer of Thornburg Mortgage, Inc., and broadcast on Bloomberg Radio on February 28, 2008. None of the issuer, any of its affiliates or any underwriter of securities in the offering to which this free writing prospectus relates participated in the preparation or dissemination of this free writing prospectus, nor did the issuer, any of its affiliates or any such underwriter use or refer to this free writing prospectus in the offering or sale of any securities.

MEDIA:	Radio
STATION:	WBBR
MARKET:	New York, NY
DATE:	02/28/08
TIME:	02:37 PM
PROGRAM:	Bloomberg Countdown
SUBJECT:	Margin Calls

Sal Giangrasso, Anchor:
What is it that happened on February 14th? Did, uh, did some big holder dump a lot of securities on the market?

Larry Goldstone, President, Thornburg Mortgage:
Uh, actually there wasn’t, there wasn’t that big a holder. Uh, there were rumors of a potential large seller of triple-A-rated—or mortgages backed by, um, uh, a particular type of mortgage loan called an Alt-A Mortgage. Um, that—there was actually a news release that was put out by, uh, UBS that they were, uh, the owner of thirty to forty billion dollars of, uh, this type of mortgage collateral and the market, uh, assumed that they were going to be, uh, selling and, um, immediately we had what seemed to be a supply and demand imbalance in this particular type of, uh, asset category and, um, and prices fell precipitously, uh, shortly thereafter.

Giangrasso:
Well, for clarification, an Alt-A Mortgage—does that fit within the subprime category?

Goldstone:
Uh, it does not. Uh, an Alt-A Mortgage is somewhere in between, uh, the subprime, uh, mortgage universe and the prime mortgage universe. Typically, Alt-A Mortgage, buyers, or mortgage borrowers, or mortgager, ers, are, um, homeowners who have income that is, uh, difficult to document. They could be self-employed. They could be small business owners. Uh, they typically have good credit backgrounds; uh, however, you know, down payment and loan-to-value, uh, differences can exist among so hol—you know, depending upon who the originator is and what criteria they use.

Giangrasso:
How would you compare the current trading environment with that back in the summer—August, September?

Goldstone:
Uh, I think that across the entire board, uh, mortgage prices are lower today than they even reached in the August timeframe of last year. Uh, and mortgage spreads are wider in today’s environment and that’s across the entire, uh, entire mortgage space. That’s a very broad statement.

Giangrasso:
Well, your known performers were very low through December 31st compared with industry peers. Is that changing here in the first quarter?

Goldstone:
It is not. Um, our loan—we are not an Alt-A Mortgage originator, and in fact, the Alt-A Mortgages that we own are owned in the form of mortgage securities, and our mortgage securities are rated triple-A and they, believe it or not, there are things that are triple-A in this world and these are triple-A. Uh, we have no expectation that they would be losses or downgrades, uh, for the mortgages that we own in this category. This was simply a change in price, uh, has nothing to do with the performance of those underlying securities. In our loan origination business, we do not originate Alt-A mortgages—we are a prime originator—and we have not seen any material change in the credit performance of that portfolio, uh, into this year. Uh, we continue to have, uh, one of the lowest delinquency rates and loss rates of any mortgage lender in the United States.

Giangrasso:
As adjustable rate mortgages reset, uh, some homeowners, uh, have not been able to meet it, there’ve been foreclosures—do you see that as a, a looming problem?

Goldstone:
Uh, I think that it, it, it has been a looming problem for many others in the industry. It is not a problem at Thornburg Mortgage, uh, and I suspect that it’s going to continue to be a problem, uh, as we move through, uh, 2008 and into 2009. But again, um, that—we, we do not underwrite or we do not make mortgage loans, uh, to homeowners or to borrowers, uh, that we, uh, have not documented, uh, adequately their ability to pay, um, the mortgage rate. And in most cases, um, changing interest rates and the resets, are not a significant financial event, uh, for the folks that we lend money to.

Giangrasso:
Uh, regarding the, uh, statement, uh, made today, is this the end of it? Is there more to come?

Goldstone:
Well, you know, I don’t have a crystal ball, uh, unlike anybody else’s, but, uh, I think that the mortgage industry continues to suffer. Uh, I think—I, I certainly hope that this is the end of it. We have seen some stability, uh, certainly over the last week or so. Um, but obviously, uh, I think there’s going to be some continuing, uh, bad news, uh, and continuing write-down’s in the, uh, mortgage industry, in the broker-dealer industry, uh, amongst the commercial banks, um, and so I don’t think, uh, that we are at the end of this, um, period of, let’s call it, more broadly speaking, uh, this period of, of difficult credit, um, markets.

Giangrasso:
How is it—all of this, affect Thornburg’s continued operations?

Goldstone:
Uh, we don’t believe that this will affect Thornburg’s continuing operations. Uh, we return to profitability in the fourth quarter and we, um, fully expect to be profitable in the first quarter of this year and through the balance of this year.

Giangrasso:
Will this force any change in the standards required to get a mortgage from Thornburg?

Goldstone:
Uh, no it will not. Uh, our standards have always been, uh, appropriate for the kind of lending that we do, meaning that, uh, we require—we want to make sure that the people that we are lending money to and the people that are borrowing money from us, uh, have the ability to pay. Uh, we don’t want to make a bad mortgage loan, just like I’m sure most homeowners don’t want to get into a situation where they cannot afford their mortgage. And so as a lender, uh, we take a high degree of, um, responsibility for making sure that loans and mortgage products are appropriate, uh, for our customer base.

Giangrasso:
One final question for you. We have about thirty seconds. Is this, uh—selling of securities to meet margin calls. Is this just the latest sign of the credit lockup we’ve been seeing?

Goldstone:
Uh, it is. It’s just a sign of the credit lockup and, it, it really is just very simple, ya know? We, we borrow, we borrow our money in the capital markets and one of the capital market sources we use is based upon the market value of our mortgage securities. When those securities prices fall, we have to, um, we have to provide additional collateral. We do—we have margin calls every day; we will have them every day. It is a normal part of the business. All we disclosed in this release was the fact that one segment of our portfolio had a significant change in market value in a very, very short period of time and we felt we had to put that news into the public market.